Exhibit 99.6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Date of Report - As at August 13, 2008

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended June 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the March 31, 2008 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to Silvercorp Metals Inc. (the “Company”) on file with the Canadian provincial securities regulatory authorities, on SEDAR at www.sedar.com, and the Company’s website at www.silvercorp.ca. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein.

The Company’s consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles, and all financial data derived therefrom in this report are expressed in United States (“US”) dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake any obligation to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Non-GAAP Measurements

The following are non-GAAP measurements and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures present in the unaudited interim consolidated financial statements and accompanying notes: Average selling price (net of Value Added tax and smelter charges); Average production cost per ounce; Average production cost per pound; Total production cost per ounce; Total cash cost per ounce; Mining cost per tonne of ore mined; Milling cost per tonne of ore milled; Average silver production costs adjusted for by-product credit; Total recovery of mine and mill head grades; Run of mine head grade; Mill head grade; Mill recovery rates; Profit margin; Gross margin; Adjusted net income; Adjusted basic earnings per share; Adjusted diluted earnings per share; Adjusted weighted average number of shares outstanding - basic; Adjusted weighted average number of shares outstanding - diluted. These non-GAAP measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance measurement, but do not have a standardized meaning.

1.0 Preliminary Information

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration,

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

1.1 Date of Report - As above

1.2 Overall Performance

(a) 1st Quarter - Financial Highlights - 3 months ended June 30, 2008

For the 1st quarter ended June 30, 2008, the Company achieved record sales of $30.9 million, compared to $22.3 million for the same period one year ago. This represents an increase of 39% in sales revenue. Gross profit from operations amounted to $21.4 million (2007 - $17.4 million), an increase of 23% and representing a gross margin of 69% (2007 - 78%). Earnings before other income and expenses increased 13% to $17.1 million (2007 - $15.1 million). The net income was $11.6 million (2007 - $14.5 million) with a net profit margin of 38% (2007 - 65%). Net earnings of $0.08 per basic share represent $0.02 less compared to $0.10 per basic share for the same period last year.

After adjusting the prior year’s net income for an income tax benefit of $1.5 million, and mineral property option income of $1.9 million, net income for the 1st quarter ended June 30, 2008 in fact increased by 4% to $11.6 million as compared to adjusted net income for the prior year’s quarter of $11.2 million. The basic earnings per share of $0.08 for the 1st quarter ended June 30, 2008 is comparable to the adjusted basic earnings per share of $0.08 for the same period one year ago.

Cash provided by operating activities rose 33% to a record of $25.1 million ($0.17 per share) for the 1st quarter ended June 30, 2008, a 33% increase compared to $18.9 million ($0.13 per share) over the same period one year ago.

Net profit and the net earnings per share for the quarter ended June 30, 2008 did not increase in line with increased sales compared to the same period one year ago mainly due to the following reasons: (i) the Company mined low grade areas at the Ying Mine as outlined in the 2007 Resources Upgrade report by Mr. C. Broili and Dr. M. Klohn contributing to the $3.7 million increase in cash cost of goods sold; (ii) $1.2 million increase in amortization, depreciation, and depletion cost; (iii) $0.2 million increase in general exploration expenses; (iv) $1.8 million increase in administrative and professional fees; and (v) income tax expense of $2.1 million as the Company started to pay income tax in China and a tax provision of $2.0 million was recorded.

Capital expenditures during the period amounted to $35.3 million (2007- $4.3 million) representing the purchase of mineral rights and properties of $31.5 million (2007 - $2.8 million) and the purchase of property, plant, and equipment of $3.8 million (2007 - $1.5 million). The Company ended the quarter with cash and cash equivalents and short term investments of $75.1 million (2007 - $72.6 million).

During the 1st quarter ended June 30, 2008, the Company, through the facilities of the TSX Exchange, acquired 764,300 shares under the Normal Course Issuer Bid at a total cost of $4.7 million of which 470,000 shares were cancelled. Subsequent to June 30, 2008, the Company acquired 325,400 common shares under the Normal Course Issuer Bid at a cost of $1.6 million and the remaining 619,700 common shares were cancelled.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

During the year ended March 31, 2008, Henan Found’s Board of Directors declared a dividend of $50.6 million (RMB¥400 million) to its shareholders, and a total of $12.1 million (RMB¥90 million) distributable to the non-controlling subsidiary shareholder was recorded as due to related parties on the balance sheet.

In July 2008, Henan Found distributed a total of $25.3 million (RMB¥200 million) (June 2007 - RMB¥111 million) to its shareholders. The Company’s wholly owned subsidiary, Victor Mining Ltd., received its share (77.5%) of dividend payment of $19.6 million (RMB¥155 million) (June 2007 - RMB¥86.025 million), and a total of $5.7 million (RMB¥45 million) (June 2007 - RMB¥24.975 million) was paid to the non-controlling interests.

(b) 1st Quarter - Operation Highlights - 3 months ended June 30, 2008

During the quarter, the Company reached limited test production at the LM Mine and TLP Mine. This has enabled the Company to achieve record silver production of 1,106,282 ounces during the quarter, representing an increase of 27% compared to the prior year.

Total sales and realized prices net of value added tax and smelter charges for the 1st quarter ended June 30, 2008 as compared to the same period of 2007, are comprised of the following:

  1,106,282 (2007 - 870,608) ounces of silver sold for $15.4 million (2007 - $9.4 million) at an average selling price of $13.93 (2007 - $10.86) per ounce;
  525 (2007 - 323 ) ounces of gold sold for $0.3 million (2007 - $0.1 million) at an average selling price of $661.24 (2007 - $452.05) per ounce;
  14,427,862 (2007 - 11,269,546) pounds of lead sold for $12.8 million (2007 - $8.3 million) at an average selling price of $0.89 (2007 - $0.74) per pound; and,
  4,165,194 (2007 - 3,849,273) pounds of zinc sold for $2.3 million (2007 - $4.3 million) at an average selling price of $0.55 (2007 - $1.13) per pound.

  For the 1st quarter ended June 30, 2008, a total of 135,944 (2007- 70,816) tonnes of ores were mined, representing a 92% increase compared to the same period of 2007, from which 3,388 (2007 - 2,658) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 132,556 (2007 - 68,158) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates.

  The total mining cost per tonne of ore mined increased by 60% compared to the same period of 2007 to $73.45 per tonne ($/t) (2007 - $46.00/t), primarily caused by: an increase in amortization and depletion of $10.40/t; an increase in raw materials supply cost of $5.84/t; and, an increase in exploration cost of $10.73/t.

  The total milling cost per tonne of ore milled has increased by 22% to $13.39 per tonne of ore ($/t) (2007 - $11.00), mainly due to: an increase in depreciation of $1.00/t (2007 - nil); an increase in administration and transportation costs of $1.84/t; salary increase of $0.33/t; resource tax increase of $0.88/t; and, offset by raw materials decrease of $0.99/t, and utility cost decrease of $0.50/t.

  The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost increased by 41% to negative $5.37 per ounce of silver after adjusting for by-product credits for the 1st quarter ended June 30, 2008, compared to negative $9.12 per ounce in the same period a year ago. The cash production cost for silver adjusted for by-product credits increased by 31% to negative $6.79 (2007 - negative $9.79) per ounce.

  The head grades of run of mine ores of 77,762 and 66,798 tonnes from the Ying Mine for the 1st quarter ended June 30, 2008 and June 30, 2007 respectively, were:

  396.0 and 444.0 g/t for silver, a decrease of 11%;
  6.7% and 7.3% for lead, a decrease of 8%; and,
  3.3% and 3.5% for zinc, a decrease of 7%.

  As the mining process at the Ying Mine is going through certain lower grade pockets of ore zones, it is

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  expected that the head grade of run of mine ores from the Ying Mine will be the similar to this quarter for at least one quarter, until those higher grade pockets of ore zones are developed.

  The head grades of run of mine ores of 13,356 and 8,812 tonnes from the HPG Mine for the 1st quarter ended June 30, 2008 and June 30, 2007, were:

  248.3 and 185.6 g/t for silver, an increase of 34%;
  9.7% and 7.9% for lead, an increase of 23%; and,
  0.6% and 1.7% for zinc, a decrease of 62%, respectively.

  The LM Mine, in its first quarter of test production, achieved head grades of run of mine ores of 11,587 tonnes for the 1st quarter ended June 30, 2008 of:

  305.4 g/t for silver; and,
  2.0% for lead.

  The TLP Mine, in its first quarter of test production, achieved head grades of run of mine ores of 23,457 tonnes for the 1st quarter ended June 30, 2008 of:

  183.0 g/t for silver; and,
  2.7% for lead.

  The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost increased by 41% to negative $5.37 per ounce of silver after adjusting for by-product credits for the 1st quarter ended June 30, 2008, compared to negative $9.12 per ounce in the same period a year ago. The cash production cost for silver adjusted for by-product credits increased by 31% to negative $6.79 (2007 - negative $9.79) per ounce.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (b)(i) The following table summarizes the operating and financial data in respect to the Ying, HPG, LM, and TLP Mines, on a consolidated basis.

Consolidated	Three months ended June 30,
	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,388	2,658
Stockpiled Ores (tonne)	132,556	68,158
	135,944	70,816

Run of Mine Ore(tonne)
Direct Smelting Ores (tonne)	3,388	2,658
Ores Milled (tonne)	122,774	72,952
	126,162	75,610

Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	73.45	46.00
Milling Cost per tonne of ore milled ($)	13.39	11.00
Average Production Cost
Silver ($ per ounce)	4.29	2.38
Gold ($ per ounce)	203.72	99.11
Lead ($ per pound)	0.27	0.16
Zinc ($ per pound)	0.17	0.25
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(5.37)	(9.12)
Total cash cost per ounce of Silver ($)	(6.79)	(9.79)
Total Recovery of the Run of Mine Ores
Silver (%)	89.0	86.9
Lead (%)	93.5	94.2
Zinc (%)	71.0	69.9
Head Grades of Run of Mine Ores
Silver (gram/tonne)	331.3	398.2
Lead (%)	5.7	7.4
Zinc (%)	2.0	3.2
Sales Data
Metal Sales
Silver (ounce)	1,106,282	870,608
Gold (ounce)	525	323
Lead (pound)	14,427,862	11,269,546
Zinc (pound)	4,165,194	3,849,273
Metal Sales
Silver ($)	15,406,724	9,448,042
Gold ($)	347,105	146,013
Lead ($)	12,825,228	8,322,992
Zinc ($)	2,280,220	4,336,239
	30,859,277	22,253,286
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.93	10.86
Gold ($ per ounce)	661.24	452.05
Lead ($ per pound)	0.89	0.74
Zinc ($ per pound)	0.55	1.13

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (b)(ii) The following table summarizes the operating and financial data in respect to the Ying Mine on a non- consolidated basis.

Ying Silver Property	Three months ended June 30,
	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,071	2,224
Stockpiled Ores (tonne)	77,567	56,038
	80,638	58,262
Run of Mine Ore(tonne)
Direct Smelting Ores (tonne)	3,071	2,224
Ores Milled (tonne)	74,691	64,574
	77,762	66,798
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	63.91	47.33
Milling Cost per tonne of ore milled ($)	11.30	10.38
Average Production Cost
Silver ($ per ounce)	3.28	2.25
Gold ($ per ounce)	98.36	61.82
Lead ($ per pound)	0.21	0.15
Zinc ($ per pound)	0.13	0.24
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(7.28)	(8.77)
Total cash cost per ounce of Silver ($)	(7.42)	(9.25)
Total Recovery of the Run of Mine Ores
Silver (%)	90.7	90.1
Lead (%)	95.9	94.7
Zinc (%)	72.0	79.0
Head Grades of Run of Mine Ores
Silver (gram/tonne)	396.0	444.0
Lead (%)	6.7	7.3
Zinc (%)	3.3	3.5
Sales Data
Metal Sales
Silver (ounce)	889,143	836,399
Gold (ounce)	40	61
Lead (pound)	11,249,583	10,052,607
Zinc (pound)	4,062,127	3,708,179
Metal Sales
Silver ($)	12,405,193	9,099,185
Gold ($)	16,739	18,234
Lead ($)	10,038,994	7,410,424
Zinc ($)	2,233,118	4,188,186
	24,694,044	20,716,030
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.95	10.88
Gold ($ per ounce)	417.95	298.93
Lead ($ per pound)	0.89	0.74
Zinc ($ per pound)	0.55	1.13

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (b)(iii) The following table summarizes the operating and financial data in respect to the HPG Mine on a non-consolidated basis.

HPG Project	Three months ended June 30,
	2008	2007
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	193	434
Stockpiled Ores (tonne)	15,330	12,120
	15,523	12,554
Run of Mine Ore(tonne)
Direct Smelting Ores (tonne)	193	434
Ores Milled (tonne)	13,163	8,378
	13,356	8,812
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	76.94	39.52
Milling Cost per tonne of ore milled ($)	12.79	18.21
Average Production Cost
Silver ($ per ounce)	7.18	3.85
Gold ($ per ounce)	356.89	184.03
Lead ($ per pound)	0.46	0.28
Zinc ($ per pound)	0.23	0.40
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(7.74)	(17.78)
Total cash cost per ounce of Silver ($)	(15.68)	(23.17)
Total Recovery of the Run of Mine Ores
Silver (%)	83.8	77.5
Lead (%)	93.7	98.3
Zinc (%)	66.4	53.2
Head Grades of Run of Mine Ores
Silver (gram/tonne)	248.3	185.6
Lead (%)	9.7	7.9
Zinc (%)	0.6	1.7
Sales Data
Metal Sales
Silver (ounce)	71,848	34,209
Gold (ounce)	452	262
Lead (pound)	2,022,570	1,216,939
Zinc (pound)	103,067	141,094
Metal Sales
Silver ($)	1,012,447	348,856
Gold ($)	316,541	127,779
Lead ($)	1,824,178	912,568
Zinc ($)	47,102	148,053
	3,200,268	1,537,256
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	14.09	10.20
Gold ($ per ounce)	699.96	487.71
Lead ($ per pound)	0.90	0.75
Zinc ($ per pound)	0.46	1.05

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (b)(iv) The following table summarizes the operating and financial data in respect to the LM Mine on a non-consolidated basis.

LM Project	Three months ended June 30,
2008
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	71
Stockpiled Ores (tonne)	14,466
14,537
Run of Mine Ore(tonne)
Direct Smelting Ores (tonne)	71
Ores Milled (tonne)	11,516
11,587
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	138.14
Milling Cost per tonne of ore milled ($)	22.18
Average Production Cost
Silver ($ per ounce)	11.61
Gold ($ per ounce)	336.22
Lead ($ per pound)	0.72
Zinc ($ per pound)	-
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	10.90
Total cash cost per ounce of Silver ($)	7.53
Total Recovery of the Run of Mine Ores
Silver (%)	87.6
Lead (%)	84.4
Zinc (%)	-
Head Grades of Run of Mine Ores
Silver (gram/tonne)	305.4
Lead (%)	2.0
Zinc (%)	-
Sales Data
Metal Sales
Silver (ounce)	65,886
Gold (ounce)	5.8
Lead (pound)	326,828
Zinc (pound)	-
Metal Sales
Silver ($)	915,709
Gold ($)	2,322
Lead ($)	281,049
Zinc ($)	-
1,199,080
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.90
Gold ($ per ounce)	402.43
Lead ($ per pound)	0.86
Zinc ($ per pound)	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (b)(v) The following table summarizes the operating and financial data in respect to the TLP Mine on a non-consolidated basis.

TLP Project	Three months ended June 30,
2008
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	53
Stockpiled Ores (tonne)	25,193
25,246
Run of Mine Ore(tonne)
Direct Smelting Ores (tonne)	53
Ores Milled (tonne)	23,404
23,457
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	64.54
Milling Cost per tonne of ore milled ($)	16.10
Average Production Cost
Silver ($ per ounce)	4.25
Gold ($ per ounce)	134.59
Lead ($ per pound)	0.26
Zinc ($ per pound)	-
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(1.73)
Total cash cost per ounce of Silver ($)	(3.55)
Total Recovery of the Run of Mine Ores
Silver (%)	82.3
Lead (%)	77.9
Zinc (%)	-
Head Grades of Run of Mine Ores
Silver (gram/tonne)	183.0
Lead (%)	2.7
Zinc (%)	-
Sales Data
Metal Sales
Silver (ounce)	79,405
Gold (ounce)	27
Lead (pound)	828,881
Zinc (pound)	-
Metal Sales
Silver ($)	1,073,375
Gold ($)	11,503
Lead ($)	681,007
Zinc ($)	-
1,765,885
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.52
Gold ($ per ounce)	427.94
Lead ($ per pound)	0.82
Zinc ($ per pound)	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (c) Economic Factors Affecting the Industry

  The Company’s sales price for metals are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com for lead and zinc pounds while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.

  (d) Political and Country Risk

  The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

  (e) Environmental Risks

  The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

  Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition.

  (f) Risk Factors

  The Company is subject to numerous risks which are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 Technical Reports, which are available on SEDAR at www.sedar.com. In addition, please refer to Section 1.14 Financial Instruments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  1.3 Selected Annual Information

  The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is US dollars. This information has been summarized from the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2008, 2007 and 2006. This selected consolidated financial information should only be read in conjunction with the Company’s consolidated financial statements.

  For the years ended March 31,
  (expressed in millions, except share and per share data)

	2008	2007	2006

Sales	$108.4	$39.8	$-
Gross Profit	85.0	30.8	-
Gains and other income	7.3	5.3	0.4
Net income (loss)	59.9	22.0	(5.3)
Basic earnings (loss) per share	0.41	0.15	(0.04)
Diluted earnings (loss) per share	0.40	0.15	(0.04)
Total assets	190.2	94.2	18.1
Total long term liabilities	7.6	2.1	-
Cash dividends paid	6.9	-	-
Cash dividends declared per share	0.05	-	-

  For the year ended March 31, 2008, the Company increased sales by 172% to $108.4 million (2007 - $39.8 million) compared to the prior year period. The increase is primarily attributed to the Ying Silver Property increase in sales to $96.4 million (2007 - $39.8 million) and HPG property sales of $12.0 million (2007 - $nil).

  For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 - $30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%).

  For the year ended March 31, 2008, the Company recorded net earnings of $59.9 million (CAD$61.7 million), or $0.41 (CAD$0.42) per share, up 172%, compared to $22.0 million (CAD$25.1 million), or $0.15 (CAD$0.17) per share over the same period last year. The company achieved a net profit margin of 55% (2007 - 55%) for the year ended March 31, 2008.

  The Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to 12.5% income tax rate until December 31, 2010 and a 25% income tax rate thereafter. Based on Chinese GAAP, Henan Found has paid $1.3 million in tax in the 4th quarter ended March 31, 2008. A tax provision of approximately $1.9 million was provided for in the year ended March 31, 2008.

  On October 21, 2007, the Company paid its first annual dividend of $0.05 (CAD$0.05) per share to all shareholders on record at the close of business on September 28, 2007. The total dividend payment of $6.9 million (CAD$7.4 million) is eligible for the enhanced federal and provincial dividend tax credits.

  1.4 Results of Operations

  (a) 1st Quarter Results - Three months ended June 30, 2008

  (i) Highlights (see above section 1.2)

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (ii) Sales: During the 1st quarter ended June 30, 2008, the Company increased sales by 39% to $30.9 million (2007 - $22.3 million) compared to the prior year period. The increase is primarily attributed to the Ying Silver Property increase in sales to $24.7 million (2007 - $20.7 million), and HPG property sales of $3.2 million (2007 - $1.5 million), with the addition of LM and TLP contributing sales of $1.2 million and of $1.8 million, respectively.

  (iii) Cost of sales: The total cost of sales, including milling costs, for the 1st quarter ended June 30, 2008 amounted to $9.5 million (2007 - $4.9 million), and are comprised of $7.9 million (2007 - $4.3 million) for the cash cost and $1.6 million (2007 - $0.6 million) for the depreciation charges. The increase in cash cost of $3.7 million or 86% is attributed to the increase in production, increase in unit cost of production along with the impact of the foreign exchange rate.

  (iv) Accretion of asset retirement obligations: During the 1st quarter ended June 30, 2008, the Company recognized $0.02 million (2007 - $0.02 million) as accretion of asset retirement obligations. The Company’s assets retirement obligations relate to the reclamation cost of the Ying and HPG property and was calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $2.5 million and is expected to be settled gradually over the estimated mine lives in the next 5 to 8 years. These obligations will be funded from the Company’s resources upon local government’s fee payment requests.

  (v) Foreign exchange loss(gain): During the 1st quarter ended June 30, 2008, the Company recorded a foreign exchange loss of $0.1 million (2007 - loss $0.4 million) or less than $0.01 per share reflecting the impact of foreign currency transactions and integrated foreign operations.

  The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income (loss), a component of shareholders’ equity, and amounted to $1.8 million (2007 - loss $1.0 million) for the 1st quarter ended June 30, 2008.

  (vi) General exploration and property investigation expenses: During the 1st quarter ended June 30, 2008, the Company incurred general exploration and property investigation expenses of $0.5 million (2007 - $0.2 million) representing an increase of 108% or $0.2 million as the Company actively pursues its strategy to grow through the exploration, development and production of advanced silver properties in China. This expense includes governmental levies and taxes.

  (vii) Investor relations: During the 1st quarter ended June 30, 2008, the Company incurred investor relation costs of $0.09 million (2007 - $0.06 million) representing an increase of 64% or $0.03 million as compared to the same period in the prior year. The increase is mainly attributable to an increase in focused, efficient, and effective investor relation activities.

  (viii) Office, administration and miscellaneous: During the 1st quarter ended June 30, 2008, the Company incurred office, administration and miscellaneous expenses of $2.9 million (2007 - $1.4 million) representing an increase of $1.6 million or 114%. The increase is mainly attributable to further enhancements of the corporate and operating infrastructures to effectively manage the continual growth and increase of business activities. In addition, the increase is also attributed to the Company’s donations towards relief support for the victims of China’s May 12, 2008 earthquake in Sichuan province.

  (ix) Professional fees: During the 1st quarter ended June 30, 2008, the Company incurred professional fees of $0.3 million (2007 - $0.1 million) a $0.2 million or 204% increase as compared to the same period in the prior year incurred for corporate governance and regulatory matters.

  (x) Equity income in investment: During the 1st quarter ended June 30, 2008, the Company recorded equity loss of $0.2 million (2007 - loss $0.1 million) and is solely attributed to the Company’s investment in NUX.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (xi) Mineral property option income: During the 1st quarter ended June 30, 2008, the Company recognized mineral property option income of $nil (2007 - $1.9 million) resulting from the receipt of shares issued by NUX pursuant to the Kang Dian Project Option Agreement along with the increase in NUX’s market value upon the release of the escrow shares.

  (xii) Interest income: During the 1st quarter ended June 30, 2008, the Company recognized interest income of $0.8 million (2007 - $0.5 million) representing an increase of 65% or $0.3 million over the same period in the prior year. The increase is attributed to additional cash provided by operating activities through the Ying, HPG, LM, and TLP operations offset by lower interest rates earned on funds held on deposit.

  (xiii) Income tax expense: During the 1st quarter ended June 30, 2008, the Company recorded an income tax provision of $1.8 million (2007 - recovery of $1.5 million). The tax recovery in June 2007 is a result of Henan Found receiving a favorable ruling from the local Chinese tax authorities on its tax exemption application in March 31, 2007 and a reversal of the income tax provision was made during the quarter ended June 30, 2007. Henan Found Mining Company Ltd. (“Henan Found”), is subject to 12.5% income tax rate until December 31, 2010 and a 25% income tax rate thereafter. For the 1st quarter ending June 30, 2008, Henan Found has paid $2.1 million in tax and a tax provision of $2.0 million was provided for.

  1.5 Summary of Quarterly Results

	For the Quarters Ended
	(expressed in millions, except share and per share data)
	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07

Sales	$30.9	$26.8	$30.1	$29.2
Gross Profit	21.4	20.2	24.2	23.2
Gains and other income	0.6	1.2	2.1	1.8
Net income	11.6	10.9	17.8	16.8
Basic earnings per share	0.08	0.07	0.12	0.11
Diluted earnings per share	0.08	0.07	0.12	0.11
Total assets	276.8	190.2	165.9	149.8
Total long term liabilities	27.8	7.6	3.5	3.4
Cash dividends paid	-	-	6.9	-
Cash dividends declared per share	-	-	-	0.05
	For the Quarters Ended
	(expressed in millions, except share and per share data)
	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06

Sales	$22.3	$13.4	$13.0	$9.5
Gross Profit	17.4	9.8	10.6	7.4
Gains and other income	2.2	2.3	1.4	0.8
Net income (loss)	14.5	6.9	8.2	4.8
Basic earnings (loss) per share	0.10	0.05	0.06	0.03
Diluted earnings (loss) per share	0.10	0.05	0.05	0.03
Total assets	118.1	94.2	78.3	68.6
Total long term liabilities	3.1	2.1	4.9	2.9
Cash dividends paid	-	-	-	-
Cash dividends declared per share	-	-	-	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  1.6 Liquidity and Capital Resources

  (a) Working Capital

  As at June 30, 2008, the Company had a working capital position of $53.5 million (March 31, 2008 - $69.5 million) comprised mainly of cash and cash equivalents of $42.6 million (March 31, 2008 - $47.1 million), short term investments of $32.5 million (March 31, 2008 - $37.1 million), accounts receivable and prepaids of $11.0 million (March 31, 2008 - $5.3 million), inventories of $4.6 million (March 31, 2008 - $2.4 million), offset by current liabilities of $37.2 million (March 31, 2008 - $22.4 million).

  Working capital decreased by 23% or $16.0 million since March 31, 2008 to $53.5 million, primarily as the result of the acquisition of mineral rights and properties of $31.5 million, the purchase of property, plant and equipment of $3.8 million, and the share buy back of $4.7 million, offset by cash provided by operating activities of $25.1 million.

  (b) Cash and Cash Equivalents, and Short Term Investments

  Cash and cash equivalents plus short term investments, as at June 30, 2008, decreased by $9.2 million to $75.1 million (March 31, 2008 - $84.2 million).

  During the 1st quarter ended June 30, 2008, the Company’s cash and cash equivalents decreased by $4.5 million to $42.6 million (June 30, 2007 - $50.2 million) as a result of: cash provided by operating activities of $25.1 million (June 30, 2007 - $18.9 million); cash used by investing activities of $27.1 million (June 30, 2007 - $25.5 million) inclusive of the purchases of mineral rights and properties of $31.5 million (June 30, 2007 - $2.8 million), acquisition of property, plant and equipment of $3.8 million (June 30, 2007 - $1.4 million) and the decrease in short term investments of $5.1 million (June 30, 2007 - increase $16.0 million); distribution to non-controlling subsidiary shareholder of $nil (June 30, 2007 - $3.4 million); cash used in financing activities of $4.5 million (June 30, 2007 - provided $0.5 million), and positive effect of exchange rate changes on cash of $2.1 million (June 30, 2007 - positive effect $3.0 million).

  The Company does not invest in any asset-backed commercial paper and therefore does not consider that it has any exposure to the current uncertainties in the marketplace.

  (c) Operating Activities

  During the 1st quarter ended June 30, 2008, the Company’s net cash provided by operating activities of $25.1 million (June 30, 2007 - $18.9 million) is comprised of: cash provided by net income of $11.6 million (June 30, 2007 - $14.5 million); items not affecting cash of $6.4 million (June 30, 2007 - $3.8 million); and, the increase in net changes of non-cash working capital of $7.0 million (June 30, 2007 - increase of $0.5 million).

  (d) Investing Activities

  During the 1st quarter ended June 30, 2008, the Company’s net cash used in investing activities of $27.1 million (June 30, 2007 - $25.5 million) is comprised primarily of: $31.5 million (June 30, 2007 - $2.8 million) for the purchase of mineral rights and properties; $3.8 million (June 30, 2007 - $1.4 million) for the purchase of property, plant and equipment; $nil (June 30, 2007 - $0.1 million) for the purchase of long term investments; $5.1 million (June 30, 2007 - purchase $16.0 million) for the redemption of short term investment; $3.0 million (June 30, 2007 - increase $1.5 million) decrease in long term prepaids; and, $nil (June 30, 2007 - $3.4 million) distributed to a non-controlling subsidiary shareholder.

  (e) Financing Activities

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  During the 1st quarter ended June 30, 2008, the Company’s net cash used by financing activities of $4.5 million (June 30, 2007 - provided $0.5 million) is comprised primarily of: shares returned to treasury for cancellation $4.7 million (June 30, 2007 - $nil); offset by proceeds of $0.02 million (June 30, 2007 - $0.9 million) from share subscriptions; and repayment of $0.1 million (June 30, 2007 - advance $0.4 million) to related parties.

  During 1st quarter ended June 30, 2008, the Company, through the facilities of the TSX Exchange, acquired 764,300 shares under the Normal Course Issuer Bid at a total cost of $4.7 million of which 470,000 shares were cancelled and 294,300 shares are held for cancellation.

  Subsequent to June 30, 2008, the Company acquired 325,400 common shares under the Normal Course Issuer Bid at a cost of $1.6 million and cancelled 619,700 common shares with no shares held for cancellation.

  (f) Commitments, Contingencies, Contractual Obligations

  The Company’s commitments, contingencies, and contractual obligations include:

(i)	During the 2007 fiscal year, Henan Found entered into a joint venture agreement, for a 30% participation interest, in Luoyang Yongning Smelting Co. Ltd. (“Yongning”), to custom built a 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

During the 2008 fiscal year, Henan Found fulfilled its registered capital requirement through a contribution of approximately $6.4 million (RMB¥45 million) (March 31, 2007 - $58,197 (RMB¥450,000)) to Yongning. As of March 31, 2008, the registered capital requirement of $21.4 million (RMB¥150 million) has been fully contributed by all the joint venture parties.

The remaining commitment, for other capital expenditure investment, of approximately $4.3 million (RMB¥30 million) (30% of $14.3 million or RMB¥100 million) is due by September 21, 2008.

This investment is accounted for using the equity method. No equity income (loss) had been reported to date.

(ii)	In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a Sino-foreign cooperate joint venture company, to explore and develop the Na-Bao silver- polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. Under the joint venture contract, the Company will have an 82% interest in Qinghai Found by investing approximately $4.0 million by funding exploration and development. The Chinese party has an 18% carried interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

The Company also signed a letter of intent with the same Chinese party to jointly explore the XG silver polymetalic project (“XG Project”), which consists of two exploration permits (the XGE and XR Permits) owned by the Chinese party. With the establishment of Qinghai Found, the XG project permits will also be transferred to Qinghai Found in exchange for a cash payment to the Chinese party.

The Na-Bao Project and XG Project are collectively referred to as the Qinghai Project and are subject to receive final approvals from regulatory authorities.

In September 2007, a business license for Qinghai Found was issued upon approval by the Chinese

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

governmental authorities. Transferring of the three Na-Bao permits into Qinghai Found from the Chinese party had been approved by Chinese military, related city and provincial authorities. In May 2008, the Company received, from the Ministry of Land and Resources of China, the mining exploration permit

As at June 30, 2008, the Company has funded $1.6 million towards the approximately $4.0 million required exploration and development investment to earn its 82% interest in Qinghai Found.

(iii)	In October 2007, the Company’s 70% owned subsidiary, Henan Huawei, entered into agreements to acquire 100% interest in a LM Silver-Lead Mine (“LM Mine”), which has a mining permit located just southeast of the Ying silver project, through an acquisition of 100% interest of a private Chinese company for approximately $3.6 million. The Company also agreed to compensate another $3.6 million (RMB¥25 million) to the original shareholders of the private Chinese company for their previous work done on the LM Mine. As at March 31, 2008, a total of $6.5 million was paid and capitalized as the acquisition cost of mineral rights and properties with the balance of $0.7 million payable within one year.

During the 1st quarter ended June 30, 2008, a total of $18.1 million was paid and capitalized as the acquisition cost of mineral rights and properties.

(iv)	In December 2007, the Company’s 77.5% owned subsidiary, Henan Found, successfully concluded contracts to acquire 100% interest of the TLP Silver-Lead Mine (“TLP Mine”) by paying approximately $11.4 million (RMB¥80 million) plus assuming debts, obligations and winding down of certain leasing agreements. The total acquisition cost of TLP Mine is estimated at $22 million (RMB¥157 million). As of March 31, 2008, a total of $17.7 million (RMB¥124.2 million) was paid and capitalized as the acquisition cost of mineral rights and properties.

During the 1st quarter ended June 30, 2008, a total of $18.1 million (RMB¥124.2 million) was paid and capitalized as the acquisition cost of mineral rights and properties.

(v)	In December 2007, Henan Found started the process of constructing a new 2,000 tonne per day (t/d) mill and associated tailings dam adjacent to its existing 1,000 t/d mill. Upon the new mill being completed by November 2008, the combined milling capacity will be 3,000 t/d to treat ores from the Ying, HPG, LM and TLP Mines, all located within approximately 15 km distance. The estimated capital cost for the new mill is approximately $12.0 million and will be funded from Henan Found's cash on hand.

(vi)	On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at June 30, 2008, a total of $3.4 million (March 31, 2008 - $0.7 million) of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

(vii)	The Company’s leasehold obligation commitments total $899,132 over six years (years ending March 31, 2009: $191,185; 2010: $256,853; 2011: $256,853; 2012: $85,117; 2013: $87,299; and 2014: $21,825).

(viii)	The Company, on April 24, 2008, entered into a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, to acquire from Yangtze Gold all of the issued shares of

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China.

On April 29, 2008 the Company advanced $2.7 million (RMB¥20 million) to Anhui Yangtze so that it could start the process of applying for a mining permit and carry out further exploration program, including drilling.

On June 6, 2008, the Company announced that it completed the acquisition of Yangtze Mining. The purchase price for the shares of Yangtze Mining was $60.8 million (CAD$61.95 million) was paid 40% in cash and 60% in common shares of the Company. The 40% cash portion was paid 20% at closing, and 20% plus interest at 5.5% on July 17, 2008, making payments of $24.3 million (CAD$24.9 million). The 60% common share portion of the purchase price was paid by the issuance on June 6, 2008 of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, being the volume weighted average trading price of the shares of the Company during the 30 calendar days prior to the date of signing the share purchase agreement. The aggregate acquisition cost of $80.4 million, inclusive of interest paid and estimated future income taxes, is capitalized to mineral rights and properties.

On June 6, 2008, the closing date for the acquisition of Yangtze Mining, in addition to the GS and SMT properties and the $2.7 million (RMB¥20 million) in advanced funds, certain other net assets still remained in Anhui Yangtze, including Tong Shan Pai Copper Mine (“TSP Mine”) An Indemnification Agreement was executed between the Company and Yangtze Gold to the effect that Yangtze Gold will continue to use its best efforts to transfer the TSP Mine. Also, effective June 6, 2008, Yangtze Gold and Anhui Yangtze entered into a declaration of trust whereas Anhui Yangtze, the “Trustee” holds in trust all of the remaining net assets of Anhui Yangtze, that being the TSP Mine and any other net assets other than the GS and SMT properties and the $2.7 million (RMB¥20 million) in advanced funds, as of the closing date on June 6, 2008 for the benefit of Yangtze Gold. All costs, expenses, liabilities whatsoever arising out of and in connection to the remaining net assets will be the obligation of Yangtze Gold. The Trustee further promises Yangtze Gold not to deal with the remaining net assets in any way without the instructions and consent of Yangtze Gold; to account to Yangtze Gold for any money received by the Trustee in connection with holding the net assets; and upon demand by Yangtze Gold, to return all net assets advanced and outstanding, within five business days of such written demand.

Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining, and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction has been approved by the independent directors of the Company in accordance with applicable regulations.

  No other commitments to provide additional funds have been made by management or other stockholders.

  There can be no assurance that any additional funds will be available to the Company to allow it to cover operating expenses and proposed operations. The Company has no other capital resources other than the ability to issue common stock to raise additional capital or receive funds on the exercise of warrants or options by the holders. The Company b0elieves it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with the continuing reporting requirements.

  (g) Available Sources of Funding

  The Company does not have unlimited resources and its future capital requirements will depend on many

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  factors, including, among others, cash flow from operations. To the extent that existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit, or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with the continuing reporting requirements.

  1.7 Capital Resources

  Item 1.6 provides further details.

  1.8 Off-Balance Sheet Arrangements

  The Company does not have any off-balance sheet arrangements.

  1.9 Transaction with Related Parties

(a)	During the three months ended June 30, 2008, the Company incurred:

	(i)	consulting fees of $86,621 (June 30, 2007 - $37,565) payable to a company owned by an officer and director of the Company and to an officer of the Company;
	(ii)	management fees of $61,875 (June 30, 2007 - $36,426) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;
	(iii)	directors’ fees of $14,850 (June 30, 2007 - $15,290);
	(iv)	expenses recovered of $66,391 (June 30, 2007 - $260,079) from New Pacific Metals Corp. (“NUX”).
(b)	As at June 30, 2008, the related transaction balances included the following:

	(i)	$28,874 (March 31, 2008 - $nil) due to a company controlled by a director of the Company for services provided;
	(ii)	$12,117,910 (March 31, 2008 - $12,117,910) due to the joint venture partner of Henan Found for non-controlling interest distributable as Henan Found declared dividend during the year;
	(iii)	$69,546 (March 31, 2008 - $(12,014)) due to a company related by common control;
	(iv)	$17,576 (March 31, 2008 - $17,113) due from the joint venture partner of Qinghai Found; and,
	(v)	$20,085 (March 31, 2008 - $18,051) due from NUX for expenses incurred and recoverable under an inter-company services and cost allocation arrangement; and,
On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at June 30, 2008, a total of $2.4 million of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

  1.10 Fourth Quarter

  Not applicable.

  1.11 Proposed Transactions

  There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course of business, before the board of directors for consideration.

  1.12 Critical Accounting Estimates

  A detailed summary of the Company’s significant accounting policies is included in Note 2 to the annual audited consolidated financial statements for the year ended March 31, 2008 and in Note 2 to the interim consolidated financial statements for the three months ended June 30, 2008.

  (a) Mineral rights and properties

  Mineral rights and properties include the acquisition costs, direct exploration and development expenditures.

  Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on measured and indicated resources.

  The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property.

  The recoverability of the amounts capitalized for the undeveloped mineral properties and deferred exploration costs is dependent upon the determination of economically recoverable ore resources, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their exploration and development and future profitable production or proceeds from the disposition thereof.

  (b) Asset retirement obligations

  Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual, or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

  Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

  Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

  (c) Income taxes

  The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

  (d) Stock-based compensation

  The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.

  Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

  1.13 Initial Adoption and Change in Accounting Policies

  The significant accounting policies outlined within the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2008 have been applied consistently for the three months ended June 30, 2008.

  (a) Initial Adoption

  (i) Financial Instrument Standards

  In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation” to replace 3861 “Financial Instruments - Disclosure and Presentation”. These new sections are effective for interim and annual financial statements of the Company’s reporting period beginning on April 1, 2008. There is no significant impact on the classification and measurement to the Company’s interim consolidated financial statement on the adoption of these new sections.

  (ii) Inventories

  In June 2007, CICA issued Handbook Section 3031 “Inventories” which replaces Section 3030 “Inventories”. Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. The new

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The Company adopted the new standard on April 1, 2008. There is no significant impact on the classification and measurement to the Company’s interim consolidated financial statement on the adoption of this new section.

  (iii) Capital Disclosures

  As of April 1, 2008, the Company is be required to adopt CICA Section 1535 “Capital Disclosures”, issued in December 2006, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. There is no significant impact on the classification and measurement to the Company’s interim consolidated financial statement on the adoption of this new section.

  The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.

  The Company’s objectives in managing capital are to maintain an optimal capital structure to reduce the overall cost of capital and to safeguard the Company’s ability to continue to deploy capital to pursue its strategy of growth and provide returns to shareholders and other stakeholders. The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus reserves plus retained earnings plus accumulated other comprehensive income. The Board of Directors does not establish a quantitative return on capital criteria for management but promotes year-over-year sustainable earnings growth targets. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

  The Company’s capital is subject to People's Republic of China (“PRC”) foreign currency exchange controls which may limit the ability to repatriate funds. As at June 30 2008, the Company has retained earnings of $77 million in the PRC which may be restricted.

  The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2008

  (b) Future Changes in Accounting Policies

  (i) Goodwill and Intangible Assets

  In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

  (ii) Convergence with IFRS

  In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) for accounting periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  convergence of Canadian GAAP and IFRS and has engaged a third party advisor to assist in the IFRS diagnostic process to establish a changeover plan to adopt IFRS by 2011. We will continually review and adjust our changeover plan to ensure our implementation process properly addresses the key elements of the plan.

  1.14 Financial Instruments and Other Instruments

  The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and commodity price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

  (a) Fair value

  The fair values of the Company’s cash and cash equivalents, short term investments, accounts receivables, accounts payable and accrued liabilities, deposits received from customers, and amount due to related parties are estimated to approximate their carrying values as they are short term in nature. The fair value of the long term investments is reported based on quoted market prices or estimated using the standard financial valuation model, if a market value is not available.

  (b) Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

  (c) Foreign exchange risk

  The Company undertakes transactions denominated in foreign currencies and as such is exposed to risk due to fluctuations in foreign exchange rates.

  The Company conducts its operations in Chinese Yuan and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

  As at June 30, 2008, approximately $57.3 million (March 31, 2008 - approximately $48.3 million) of cash and cash equivalents and short term investments were held in RMB¥.

  (d) Interest rate risk

  The Company has no interest-bearing debt and so is not exposed to interest rate risk.

  (e) Credit risk

  The Company is exposed to credit risk with respect to accounts receivable from customers. The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivable from clients primarily in China engaged in the mining

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  and milling of base and polymetallic metals industry.

  The Company is exposed to credit risk with respect to cash equivalents and accounts receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

  The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed commercial papers. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company’s Board of Directors. Management believes the risk of loss to be remote.

  The mining industry in China may be affected by economic factors that may impact accounts receivable. Management does not believe that the mining industry or geographic region within China represents a significant credit risk.

  (f) Commodity price risk

  The Company is subject to price risk from fluctuations in market prices of commodities, and the Company has elected not to actively manage the exposure to the commodity price risk at this time.

  1.15 Other MD&A Requirements

  1.15.1 Additional Information in relation to the Company

  Additional information relating to the Company:
  (a) may be found on SEDAR at www.sedar.com;
  (b) may be found at the Company’s web-site www.silvercorp.ca;
  (c) may be found in the Company’s annual information form; and,
  (d) is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2008 and 2007.

  1.15.2 Outstanding Share Data

  As at the date of this report, the following securities were outstanding:

  (a) Share Capital

  Authorized - unlimited number of common shares without par value
  Issued and outstanding - 152,863,801 common shares with a recorded value of $113,976,240.
  Shares subject to escrow or pooling agreements - nil

  (b) Warrants

  As at the date of this report, outstanding share purchase warrants are comprised of the following:

Number of	Exercise
Warrant Shares	Price (CAD$)	Expiry Date
3,742,119	$8.00	October 26, 2008
3,742,119

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  (c) Options

  As at the date of this report, the outstanding options are comprised of the following:

	Exercise Price
Number of Options	(CAD$)	Expiry Date
990,000	0.18	October 24, 2009
450,000	0.63	February 28, 2010
10,000	5.99	July 2, 2010
432,399	4.32	July 23, 2011
54,708	4.47	August 14, 2011
207,000	4.43	August 28, 2011
777,204	6.74	April 10, 2012
135,000	6.95	October 1, 2012
137,500	9.05	January 16, 2013
50,000	7.54	May 13, 2013
525,000	5.99	July 1, 2013
3,768,811

  1.16 Controls and Procedures

  (a) Design and Operation of Disclosure Controls and Procedures

  Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

  (b) Internal Controls over Financial Reporting

  The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met. Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China.

  There has been no change in the Company’s internal control over financial reporting during the Company’s 1st quarter ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

  (c) Limitations of Controls and Procedures

  The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

  (d) Directors and Officers

  As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Grace Soo, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Michael Hibbitts, Vice President, Operations
Greg Hall, Director	Shaoyang Shen, General Manager, China Operations

  1.17 Outlook

  Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. For the Ying Mine, as the mining process is working through certain low grade areas at the Ying Mine as outlined in 2007 resources upgrade by Mr. C. Broili and Dr. M. Klohn, it is expected that the head grade of run of mine ores from the Ying Mine will be similar to this quarter for at least one quarter, until those higher grade pockets of ore zones are developed. This may result in the Company’s bottom line not increasing during this period, as the Ying Mine represented 80% of the Company’s total revenue for the last quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the 1st quarter ended June 30, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  For the TLP Mine, mining preparation and development are ramping up to reach capacity of 900 tonnes of ore per day (or 300,000 tonnes per year) in about two to three quarters. This may improve the Company’s sales and profit. The Company is still in the process of transferring the mining permits from the previous owner to the Company’s subsidiary Henan Found which remain subject to receipt of all necessary approvals from the Governmental departments of the Henan Province.

  In Guangdong Province, the Company is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.Due to inadequate power coal supply nationwide, and due to measures to ensure power supply to the Beijing Olympic Games and to residential consumers during the Olympic Games, governmental rationing has been imposed for industrial usage. As a result, Silvercorp's mining operations in its Ying mining camp, in Luoyang City, Henan province, have experienced approximately 13.4 percent downtime during the month of July. The total power downtime in July was approximately 100 hours for mines and mills, or about 3.22 hours per day. In addition, during the first eight days of August, Silvercorp experienced 32 percent downtime, losing about 60 hours or 7.5 hours per day. It is expected that during the Olympic Games period ending September 5, the average downtime will remain about 7.5 hours to 14 hours per day.

  Power supply issues have in the past, and may continue to affect Silvercorp's operations after the games, due to coal supply issues, both nationally and within Luoyang City where Silvercorp's Ying mining camp is located. Coal-fired power plants, supply approximately 78 percent of China's electricity. The coal supply problems are due to tough safety production measures imposed by the government which are causing many coal mines to shut down for safety improvements or for consolidation. Silvercorp's management team is working closely with the relevant authorities to reduce the impact of power shortages on the Company's operations. It is unclear at moment the degree and extent of this power ration policy and its impact on the Company’s normal operation.

  The Company has noted an improved outlook for its power supply problems outlined in the August 8, 2008 news release. There has been no power rationing for the last five days. The local County Utility Bureau has assured the Company minimum power rationing as power supply to the local county has also improved when a new hydro power generating project in the County was brought into operation last week. Management is working closely with the local Utility Bureau to minimize future power interruptions, including investing almost $1 million since last May to build a new power line to the Ying Mine. The new power line is expected to be complete by the end of this August. The Company is also expanding diesel power generating capacity at the Ying mine to cope with potential power rationing. Further guidance on the power situation will be provided as the situation evolves.

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